FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

  November 8, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On November 3, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing Q3 2005 earnings results with revenues for Q3 2005 of $25m, net profit of $14.6m. The Company raised revenue guidance for FY 2005 to $91-92m. The Company also announced the transition of CEO position from Moshe Mizrahy to David Schlachet.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated November 3, 2005, titled "Syneron Medical Reports Record 2005 Third Quarter Results, Increased Guidance and Management Changes"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd.

BY: /S/ David Schlachet

David Schlachet
Chief Executive Officer

Date: November 8, 2005